To:	The Conestoga Funds	January 16, 2018
550 E. Swedesford Rd.
Suite 120
Wayne, PA 19087

Effective as of January 31, 2018, we hereby undertake to limit the expense ratio of the Institutional Class of the Conestoga SMid Cap Fund (the “Fund”) to 0.85% of the Fund’s average daily net assets and the expense ratio of the Investors Class of the Fund to 1.10% of the Fund’s average daily net assets (the “Operating Expense Limits”).

We acknowledge and affirm that, to the extent that the aggregate expenses incurred by any share class of the Fund in any fiscal year, including but not limited to investment advisory fees payable to us (but excluding interest, taxes, brokerage commissions, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of such Fund’s business), exceed the respective Operating Expense Limit, such excess amount shall be our liability.

This letter will remain in effect until January 31, 2019. This letter supersedes any other agreement or understanding among the parties concerning the Fund’s fees during the time period that the letter is effective. To the extent that the Adviser defers advisory fees or absorbs operating expenses, it may seek payment of such deferred fees or reimbursement of such absorbed expenses within two years from the date such fees were deferred or expenses were absorbed. A Fund will make no such payment or reimbursement, however, if the Fund’s total annual operating expenses exceed the expense limits disclosed in the Fund’s Prospectus in effect at the time of the proposed payment or reimbursement.

Sincerely,

CONESTOGA CAPITAL ADVISORS, LLC

By:	/s/ Robert M. Mitchell
Robert M. Mitchell
Managing Partner

CROSSPOINT AT VALLEY FORGE • 550 E. SWEDESFORD ROAD • SUITE 120 • WAYNE, PA 19087 PHONE 484.654.1380 • FAX 610.225.0533 • WWW.CONESTOGACAPITAL.COM